EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 3/7/25 to 3/25/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
3/6/2025	Buy	4,999	12.49
3/10/2025	Buy	379,538	12.48
3/11/2025	Buy	65,752	12.69